FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Emanuel González-Revilla

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

Eli Whitney Debevoise II

Arnold & Porter LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2015 is to file with the Securities and Exchange Commission: (i) Recent Developments in the Republic of Panama as of December 23, 2016, included as Exhibit E hereof and (ii) Amendment No. 3, dated October 26, 2016, to the Fiscal Agency Agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003, and Amendment No. 2 thereto, dated February 13, 2015, between the Republic and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A., formerly known as Chase Manhattan Bank), as Fiscal Agent, included as Exhibit F hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 23rd of December, 2016.

REPUBLIC OF PANAMA

By:        /s/ IVÁN A. ZARAK ARIAS

Name:   Iván A. Zarak Arias

Title:     Vice-Minister of Economy

              of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2015 Annual Budget of the Republic (in Spanish) (P) (Rule 311)

*D:	Current Description of the Registrant

E:	Recent Developments in the Registrant as of December 23, 2016

F:	Amendment No. 3 dated October 26, 2016, to the Fiscal Agency Agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003 and Amendment No. 2 thereto, dated as of February 13, 2015, between the Republic of Panama and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A., formerly known as Chase Manhattan Bank), as Fiscal Agent

*	Previously filed.
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T.